UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D (Rule 13d-101)

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
Amendments Thereto Filed Pursuant to Rule 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No.1)*

General Communication, Inc.

(Name of Issuer)

Class A Common Stock, no par value (“Class A Common Stock”)

Class B Common Stock, no par value (“Class B Common Stock”)

(Title of Class of Securities)

Class A Common Stock:    369385  10  9

Class B Common Stock:    369385  20  8

(CUSIP Number)

Raymond L. Sutton, Jr.

Baker & Hostetler LLP

303 East 17th Avenue, Suite 1100

Denver, CO 80203

(303) 861-0600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 3, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Nos. Class A Common Stock Class B Common Stock		369385 10 9 369385 20 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Magness FT Investment Company LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Colorado

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power Class A Common Stock: 0 Class B Common Stock: 0

	8.	Shared Voting Power Class A Common Stock: 0 Class B Common Stock: 0

	9.	Sole Dispositive Power Class A Common Stock: 0 Class B Common Stock: 0

	10.	Shared Dispositive Power Class A Common Stock: 0 Class B Common Stock: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person Class A Common Stock: 0 Class B Common Stock: 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) Class A Common Stock: 0% Class B Common Stock: 0%

14.	Type of Reporting Person (See Instructions) OO

Item 1.	Security and Issuer

Magness FT Investment Company LLC, a Colorado limited liability company (“Magness FT”), hereby amends and supplements the statement on Schedule 13D (the “Statement”) with respect to the following shares of stock of General Communication, Inc. (the “Company”) beneficially owned by Magness FT:

1. General Communication, Inc. Class A Common Stock, no par value (“Class A Common Stock”); and
2. General Communication, Inc. Class B Common Stock, no par value (“Class B Common Stock,” together with the Class A Common Stock, the “Company Securities”).
The Company’s principal executive offices are located at 2550 Denali Street, Suite 1000, Anchorage, Alaska 99503.
Item 3.	Source and Amount of Funds or Other Consideration
Item 3 of the Statement is hereby amended and supplemented by adding the following at the end thereof:

On December 3, 2004, Magness FT agreed to liquidate and distribute its assets to its economic interest holders.  In connection with this liquidation, Magness FT distributed 76,668 shares of Class A Common Stock and 620,608 shares of Class B Common Stock (representing all of Class A and Class B Common Stock held by Magness FT) to each of Gary Magness (“Gary”) and the Estate of Kim Magness (the “Estate”).  Prior to Kim Magness’ death on March 29, 2003, Kim Magness (“Kim”) and Gary each owned a 50.0% membership interest in Magness FT.  Upon Kim’s death, the Estate became an economic interest holder in Magness FT and Gary became the sole manager and member of Magness FT.  Therefore, at the time of the liquidation, each of Gary and the Estate owned a 50.0% economic interest in Magness FT.  Magness FT distributed its assets to Gary and the Estate in exchange for the relinquishment of their economic interest in the Company.  Following the distribution on December 3, 2004 to Gary and the Estate, Magness FT ceased to directly or indirectly beneficially own any Class A or Class B Common Stock.

Item 4.	Purpose of Transaction
Item 4 of the Statement is hereby amended and supplemented by adding the following at the end thereof:
On December 3, 2004, Magness FT agreed to liquidate and distribute its assets to its economic interest holders as a part of the administration of the Estate of Kim Magness.
Item 5.	Interest in Securities of the Issuer
Item 5 of the Statement is hereby deleted in its entirety and replaced with the following:
(a) The aggregate number and percentage of the Company Securities beneficially owned by Magness FT are as follows:

Title of Class	Amount and Nature of Beneficial Ownership		Percent of Class Power	Total Voting Power

Class A Common Stock	0	(1)	0%	0%
Class B Common Stock	0	(1)	0%

(1)  On December 3, 2004, Magness FT agreed to liquidate.  In connection with this agreement, Magness FT agreed to distribute 76,668 shares of Class A Common Stock and 620,608 shares of Class B Common Stock (representing all of Class A and Class B Common Stock held by Magness FT) to each of Gary and the Estate.  At the time of the agreement, each of Gary and the Estate owned a 50.0% economic interest in Magness FT.  Following the distribution to Gary and the Estate, Magness FT ceased to directly or indirectly beneficially own any Class A or Class B Common Stock.

(b) The following indicates the number of shares of Company Securities as to which Magness FT possesses sole voting power, shared voting power, sole dispositive power, or shared dispositive power:

Title of Class	Sole Voting Power	Shared Voting Power

Class A Common Stock	0	0
Class B Common Stock	0	0

Title of Class	Sole Dispositive Power	Shared Dispositive Power

Class A Common Stock	0	0
Class B Common Stock	0	0

(c) The transactions described in Item 3 are the only transactions effected during the last sixty days by the persons named in Item 5(a) above.

(d)  No person is known by Magness FT to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Company Securities identified in this Item 5.

(e) The date on which Magness FT ceased to be the beneficial owner of more than five percent of either class of the Company Securities was December 3, 2004.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 of the Statement is hereby deleted in it entirety and replaced with the following:
None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MAGNESS FT INVESTMENT COMPANY LLC

December 3, 2004
Date
/s/Gary Magness
Signature
Gary Magness/Manager
Name/Title